EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

Three Months Ended
March 31, 2008

Income from continuing operations, less preferred distributions	$3,382
Preferred distributions	15,306
Interest expense	47,534
Earnings before fixed charges	$66,222

Interest expense	$47,534
Interest costs capitalized	14,436
Total fixed charges	$61,970

Preferred distributions	15,306
Total fixed charges and preferred distributions	$77,276

Ratio of earnings to fixed charges	1.07

Ratio of earnings to combined fixed charges and preferred distributions	N/A

N/A – Ratio is less than 1.0; deficit of $11,054 exists for the three months ended March 31, 2008.